May 7, 2015

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	American Century Capital Portfolios, Inc. (the “Registrant”) (File Nos. 33-64872; 811‑7820)

Dear Ms. Rossotto:

Please find below our responses to your comments that we discussed on March 26, 2015, regarding Post-Effective Amendment No. 67, filed on February 3, 2015, to the Registrant’s registration statement for the AC Alternatives Equity Fund, AC Alternatives Income Fund and AC Alternatives Multi-Strategy Fund (each a “Fund” and collectively the “Funds”). For your convenience, we restated each of your comments prior to our responses.

AC Alternatives Income Fund Prospectus

1.	Comment: Please complete fee table with applicable fee amounts.

Response: Fee amounts have been added to the table as requested.

2.	Comment: Consider clarifying the paragraph preceding the fee example table for each of the Funds to indicate there are no currently applicable fee waivers.

Response: The disclosure in the fee example indicates that it reflects the “rate and duration of any fee waivers noted in the table above.” We believe this adequately indicates that the example will reflect a fee waiver only if it is noted in the “Fees and Expenses” table.

3.	Comment: Please remove “without limitation” from the fourth paragraph of the “Principal Investment Strategies” section.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Karen Rossotto
May 7, 2015

Response: We deleted “without limitation” as requested. We made corresponding changes to the disclosure in the Objectives, Strategies and Risks section as well.

4.	Comment: Please disclose the average maturity of the AC Alternatives Income Fund’s debt portfolio.

Response: We have revised the disclosure to indicate that the Fund does not have a specific weighted average maturity of its debt portfolio.

5.
Comment: If the AC Alternatives Income Fund will invest in Loan Participations as a principal investment strategy, please add appropriate disclosure regarding the investment strategy related to such securities and the principal risks.

Response: We have added disclosure regarding loan participations to the Fund’s principal investment strategy. The Fund’s principal risk regarding bank loans includes disclosure related to the risks of these investments.

6.
Comment: For investment strategies that include shorting securities (equity or fixed income), please confirm that the fee table will disclose applicable shorting expenses as separate line items under “Other Expenses”

Response: We hereby confirm that if the fund engages in short selling of securities, we will include “Dividends on Short Sales” and “Broker Fees and Charges on Short Sales” as separate line item expenses under the “Other Expenses” portion of the fee table.

7.	Comment: For the AC Alternatives Income Fund, please replace the word “concentrate” in the investment strategy description for “Real Estate Strategies” since the fund is not a concentrated fund.

Response: We replaced the word “concentrate” with the word “focus” as requested. We made corresponding changes throughout each Fund’s prospectus to remove the word “concentrate.”

8.	Comment: Please confirm that if acquired fund fees and expenses exceed one basis point, each of the Funds will disclose such expense as a separate line item of the fee table.

Response: We hereby confirm that each Fund will disclose acquired fund fees and expenses as a separate line item of the fee table to the extent such expenses exceed one basis point.

Ms. Karen Rossotto
May 7, 2015

9.
Comment: Please include a description of the market cap limitations for the equity securities in the income oriented strategies section of the AC Alternatives Income Fund’s Principal Investment Strategies section.

Response: The Fund does not have a market capitalization limitation with respect to its investment in equity securities.

10.	Comment: Please describe in each Fund’s Principal Investment Strategies section how the portfolio managers decide what to purchase for the fund.

Response: We have added disclosure to the Principal Investment Strategies section to indicate the factors relevant to the portfolio managers purchase decisions for the Funds. We made corresponding changes to the disclosure in the Objectives, Strategies and Risks section as well.

11.
Comment: The description of the PWP Overlay strategy includes a reference to “other derivatives.” If any such derivatives are principal investments of the fund, please specific the type of derivative instrument.

Response: We have modified the PWP Overlay strategy bullet to reference the derivatives we currently believe will be principal investments of the Fund.

12.
Comment: Convertible securities are mentioned as a principal risk of the AC Alternatives Income Fund but are not mentioned in the Fund’s Principal Investment Strategies section. If the Fund invests in convertible securities as a principal strategy, please include such disclosure in the Principal Investment Strategies section.

Response: We have added a reference to convertible securities in the Fund’s Principal Investment Strategies section.

13.	Comment: The “Derivatives Risk” disclosure should be tailored to the AC Alternatives Income Fund’s specific strategies related to derivatives.

Response: We have modified the strategy discussion to specify the types of derivatives the Fund will principally utilize. We believe that the “Derivatives Risk” is tailored to the types of derivatives the fund currently intends to use.

14.
Comment: The “Equity Securities Risk” disclosure mentions growth and value investing as well as investments in small and medium companies. If these are principal strategies, they should be disclosed in the Fund’s Principal Investment Strategies section.

Ms. Karen Rossotto
May 7, 2015

Response: The Funds do not have specific investment strategies related to growth or value investing or any specific strategy related to companies of particular market capitalizations.

15.	Comment: The AC Alternatives Income Fund includes a principal risk regarding foreign securities but does not have corresponding strategy disclosure.

Response: We have added disclosure related to foreign securities to the Fund’s Principal Investment Strategies section.

16.	Comment: The AC Alternatives Income Fund includes a principal risk regarding foreign currency and foreign currency transactions but does not have corresponding strategy disclosure.

Response: We have added disclosure related to foreign currency investments to the Fund’s Principal Investment Strategies section.

17.	Comment: The AC Alternatives Income Fund includes a principal risk regarding global macro strategies but does not have corresponding strategy disclosure.

Response: Though the Fund may invest in global macro strategies, we do not believe global macro will be a principal investment strategy for the Fund. As such, we have moved this disclosure to the Fund’s statement of additional information.

18.	Comment: Please include a reference to “junk bonds” in the High-Yield Debt Risk disclosure.

Response: We have added a reference to “junk bonds” as requested.

19.	Comment: If portfolio turnover is expected to exceed 100%, add the risks of active and frequent trading should be mentioned in the Fund Summary section.

Response: The Fund includes disclosure in the Principal Investment Strategies consistent with Instruction 7 to Item 9(b), which instructs funds to explain the tax consequences of, and trading costs associated with, portfolio turnover as part of the description of a fund's principal investment strategies.

20.    Comment: Disclose the risks associated with the use of ETFs.

Response: As requested, we have added a risk factor related to the use of ETFs.

Ms. Karen Rossotto
May 7, 2015

21.	Comment: In the Portfolio Managers section, clarify that the portfolio managers’ titles are offices with Perella Weinberg Partners Capital Management LP.

Response: We clarified the disclosure as requested.

22.	Comment: Clarify that since PWP is not included under the Funds’ exemptive order, PWP cannot be replaced as subadvisor without a shareholder vote.

Response: We have clarified the disclosure as requested.

23.	Comment: Move disclosure related to active and frequent trading to the Fund Summary section of the prospectus.

Response: The Fund includes disclosure in the Principal Investment Strategies consistent with Instruction 7 to Item 9(b), which instructs funds to explain the tax consequences of, and trading costs associated with, portfolio turnover as part of the description of a fund's principal investment strategies.

24.	Comment: Include disclosure regarding the Fund’s sell discipline as required by Item 9 of Form N-1A.

Response: We have added the disclosure as requested.

25.	Comment: Consider including disclosure related to loan participations in the principal risks section of Item 9 in the Fund Summary.

Response: We have added the relevant disclosure to the Fund Summary section of the AC Alternatives Income Fund.

26.	Comment: Consider including the last sentence of the Derivatives Risk of the principal risks section of Item 9 in the corresponding risk disclosure of the Fund Summary.

Response: We have added the relevant disclosure to the Fund Summary section of the AC Alternatives Income Fund.

27.	Comment: Please include an example of duration in the Fixed-Income Securities Risk of AC Alternatives Income Fund.

Response: We have added an example of duration as requested.

Ms. Karen Rossotto
May 7, 2015

28.
Comment: In the Subadvisors section please remove disclosure related to PWP’s investments on behalf of the fund and move any disclosure related to principal strategies employed by PWP to the appropriate strategy section.

Response: We have edited the disclosure as requested.

AC Alternatives Equity Fund Prospectus

29.
Comment: To the extent that any of the comments related to the AC Alternatives Income Fund prospectus as stated above are also applicable to the prospectus of the AC Alternatives Equity Fund, please make corresponding changes to reflect those comments.

Response: As requested, we have made corresponding changes to the AC Alternatives Equity fund prospectus to reflect comments provided by the Commission with respect to the AC Alternatives Income fund.

30.	Comment: In the Fund’s strategy section, please add the parenthetical “plus any borrowings for investment purposes” following the 80% of net assets language.

Response: The Fund has a fundamental policy against borrowing any money, except for temporary or emergency purposes, as set out in the Fund’s statement of additional information. Accordingly, we believe it could be confusing and potentially even misleading to investors if we add the suggested language - “plus any borrowings for investment purposes” - to the prospectus disclosure, without also disclosing that the Fund has a fundamental investment policy against borrowing. Given the Fund’s fundamental investment policy, we believe the current disclosure is better suited to the Fund’s situation.

31.	Comment: If equity equivalents are included in the 80% test, disclose that such instruments have similar economic characteristics to equity securities.

Response: We have modified the disclosure as requested to indicate that equity equivalents have similar economic characteristics to equity securities.

32.	Comment: If derivative instruments are considered equity-equivalents for purposes of the 80% net assets test, confirm that such instruments are valued at market and not notional value.

Response: We hereby confirm that for purposes of the 80% net assets test, derivative instruments considered equity-equivalents will be valued at market and not notional value.

Ms. Karen Rossotto
May 7, 2015

33.	Comment: Consider avoiding the term “concentrate” in the fund’s investment strategy description to avoid confusion since this Fund is not a concentrated fund.

Response: We have updated the disclosure to replace the term “concentrate” with “focus” where applicable.

34.	Comment: Please include a description of the market cap limitations for the equity securities in the Fund’s Principal Investment Strategies section.

Response: The Fund does not have a market capitalization limitation with respect to its investment in equity securities.

35.	Comment: For investment strategies that include shorting securities, please confirm that the fee table will disclose applicable shorting expenses as separate line items under “Other Expenses”

Response: We hereby confirm that if the Fund engages in short selling of securities, we will include “Dividends on Short Sales” and “Broker Fees and Charges on Short Sales” as separate line item expenses under the “Other Expenses” portion of the fee table.

36.    Comment: Please revise term “equity-related securities” to be plain English.

Response: We have replaced the term “equity-related securities” with “equity-equivalent securities”, which is clearly defined in the prospectus.

37.	Comment: If investments in emerging markets is a principal investment strategy of the Fund, please included applicable disclosure in the Principal Investment Strategies and Principal Risks sections.

Response: We have added disclosure related to investments in emerging markets investing to both the Principal Investment Strategies and Principal Risks sections.

38.    Comment: Explain “analyzing supply/demand imbalances in plain English.

Response: We have modified the disclosure as requested.

39.	Comment: The Principal Investment Strategies section should only include references to derivatives that are used as principal investment strategies of the Fund.

Response: We believe the Fund’s Principal Investment Strategies section has been tailored with respect to the types of instruments expected to be used as a principal

Ms. Karen Rossotto
May 7, 2015

investment strategy of the Fund. As part of the updating process, we will review the use of derivatives to confirm that the Fund’s prospectus disclosure is appropriately disclosing those derivatives that are principal investment strategies of the Fund.

40.	Comment: Please confirm that if acquired fund fees and expenses exceed one basis point, each of the Funds will disclose such expense as a separate line item of the fee table.

Response: We hereby confirm that each Fund will disclose acquired fund fees and expenses as a separate line item of the fee table to the extent such expenses exceed one basis point.

41.	Comment: Please discuss whether the next to last paragraph of the Fund’s Principal Investment Strategies is appropriate to include as an investment strategy of the fund.

Response: We believe that the paragraph in question is appropriate to include as an investment strategy of the Fund. As an allocation product, the Fund’s decision to allocate to certain underlying subadvisors and making changes to such allocations is the core investment strategy of the Fund.

42.	Comment: The Fund’s Principal Risk disclosure should be tailored to the specific strategies disclosed in the Fund’s Principal Investment Strategies.

Response: We have made revisions to the Fund’s Principal Risk and Principal Investment Strategies that we feel properly align the two sections of the Fund’s prospectus.

43.	Comment: The use of quantitiative models should be discussed in the Fund’s Principal Investment Strategies.

Response: We have added a reference to quanititative models in the Fund’s Principal Investment Strategies as requested.

44.	Comment: The use of Master Limited Partnerships (MLPs) should be discussed in the Fund’s Principal Investment Strategies.

Response: MLPs are not currently intended to be a principal investment strategy of this Fund. Disclosure regarding these securities has been moved to the statement of additional information.

45.	Comment: The use of real estate investing strategies should be discussed in the Fund’s Principal Investment Strategies.

Ms. Karen Rossotto
May 7, 2015

Response: Real estate investing is not currently intended to be a principal investment strategy of this Fund. Disclosure regarding these securities has been moved to the statement of additional information

46.    Comment: Disclose the risks associated with the use of ETFs.

Response: We have added an Exchange Traded Fund Risk disclosure to the Fund Summary and What are the principal risks of investing in the fund? sections of the Fund’s prospectus.

47.	Comment: If portfolio turnover is expected to exceed 100%, add the risks of active and frequent trading should be mentioned in the Fund Summary section.

Response: The Fund includes disclosure in the Principal Investment Strategies consistent with Instruction 7 to Item 9(b), which instructs funds to explain the tax consequences of, and trading costs associated with, portfolio turnover as part of the description of a fund's principal investment strategies.

48.
Comment: Foreign Currency Transaction risk is included as a principal risk in the Item 9 disclosure but is not mentioned in the Fund Summary or the Item 9 strategy discussion. Is this considered a principal risk of the Fund?

Response: We have added disclosure related to foreign currency investments to the Fund’s Principal Investment Strategies section.

AC Alternatives Multi-Strategy Fund

49.
Comment: To the extent that any of the comments related to the AC Alternatives Income or AC Alternatives Equity Funds’ prospectuses as stated above are also applicable to the prospectus of the AC Alternatives Multi-Strategy Fund, please make corresponding changes to reflect those comments.

Response: As requested, we have made corresponding changes to the AC Alternatives Multi-Strategy fund prospectus to reflect comments provided by the Commission with respect to the other Funds.

50.	Comment: In the “Real asset strategies” bullet of the Principal Investment Strategies, specify what types of commodities will be utilized by the fund and specify any direct commodity investments.

Ms. Karen Rossotto
May 7, 2015

Response: We have revised the disclosure to specify commodity-linked derivatives such as commodity futures and options. The Fund does not currently intend to invest directly in physical commodities.

51.	Comment: Clarify what is meant by “real estate-related securities” in the Real asset strategies bullet of the Fund’s Principal Investment Strategies.

Response: We have clarified the disclosure as requested.

52.	Comment: In the “Global macro strategies” bullet of the Fund’s Principal Investment Strategies, specify what types of derivatives will be utilized.

Response: We have modified the disclosure as requested.

53.	Comment: If portfolio turnover is expected to exceed 100%, add the risks of active and frequent trading should be mentioned in the Fund Summary section.

Response: The Fund includes disclosure in the Principal Investment Strategies consistent with Instruction 7 to Item 9(b), which instructs funds to explain the tax consequences of, and trading costs associated with, portfolio turnover as part of the description of a fund's principal investment strategies.

54.
Comment: If the AC Alternatives Multi-Strategy Fund will invest in loan participations as a principal investment strategy, please add appropriate disclosure regarding the investment strategy related to such securities and the principal risks.

Response: We have added disclosure regarding loan participations to the Fund’s Principal Investment Strategies section. The Fund’s principal risk regarding bank loans includes disclosure related to the risks of these investments.

55.	Comment: Specify what “commodity-related” means in the Commodity Investing risk factor

Response: We have revised the disclosure to specify commodity-linked derivatives such as commodity futures and options. The Fund does not currently intend to invest directly in physical commodities.

56.	Comment: The AC Alternatives Multi-Strategy Fund includes a principal risk regarding mortgage-backed securities. Please include such securities in the Fund’s principal investment strategies.

Ms. Karen Rossotto
May 7, 2015

Response: We have added a reference to mortgage and other asset-backed securities to the “Long/short credit strategies” bullet under Principal Investment Strategies.

57.
Comment: In the second paragraph under The Fund Management Team please revise the first sentence to indicate the portfolio managers are “jointly and primarily” responsible for day-to-day management of the Fund.

Response: We revised the disclosure as requested.

58.
Comment: Consider including the disclosure related to distressed investment risk from the statement of additional information in the principal risk disclosure for the AC Alternatives Multi-Strategy fund.

Response: We have added “Distressed Investment Risk” to the Principal Risk section of the Fund’s prospectus.

Statement of Additional Information

59.	Comment: Please update the definition of emerging markets countries to be consistent with the disclosure in the prospectus.

Response: We have reviewed the disclosure throughout the Funds’ prospectuses and statement of additional information to confirm that a consistent definition of emerging markets is used throughout the disclosures.

60.	Comment: Please include additional information about the Funds’ policies with respect to commodities in the text below the fundamental investment policies table.

Response: We have added disclosure to the text below the investment policies table to indicate the Funds’ intended commodities investments.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Ms. Karen Rossotto
May 7, 2015

If you have any questions with regard to the above responses, please contact the undersigned at ryan_blaine@americancentury.com or 816-340-4414.

Sincerely,

/s/ Ryan L. Blaine
Ryan L. Blaine
Assistant General Counsel